December 9, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0001

Attention: Jerard Gibson

Re: WildHorse Resource Development Corporation

Registration Statement on Form S-l, as amended (File No. 333-214569)

Dear Mr. Gibson:

As representatives of the several underwriters of the proposed initial public offering by WildHorse Resource Development Corporation (the “Company”) of its common stock, including shares of common stock that may be sold by the Company pursuant to the underwriters’ option to purchase additional shares of common stock, we hereby join the Company’s request for acceleration of effectiveness of the above-referenced registration statement to 3:30 p.m. (Washington, D.C. time) on December 13, 2016, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering of the Company, dated December 1, 2016, through the date hereof:

Preliminary Prospectus dated December 1, 2016

4400 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BARCLAYS CAPITAL INC.
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
BMO CAPITAL MARKETS CORP.

As Representatives of the several Underwriters

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale

Name: Victoria Hale
Title: Vice President

By: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A. H. Allong
Name: Michele A. H. Allong
Title: Authorized Signatory

By: BMO CAPITAL MARKETS CORP.

By:	/s/ Michael Cippoletti
Name: Michael Cippoletti
Title: MD & ECM Group Head

WildHorse Resource Development Corporation – Underwriters’ Acceleration Request Letter